Exhibit 99.1

 New Gold Reports Third Quarter Operational Results

Rainy River Achieves Record Mine and Mill Productivity
Reaffirms Annual Production Guidance

October 13, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports third quarter operational results for the Company as of September 30, 2020 and reaffirms annual production guidance. (All amounts are in US dollars unless otherwise indicated)

An earnings conference call and webcast will be held on November 5, 2020 beginning at 8:30 am Eastern Time to discuss the third quarter financial results. (Details provided at the end of this news release)

During this quarter, the Rainy River Mine delivered another strong quarter of operational and technical performance. Mine operations ramped up towards the 2021 target capacity of approximately 150,000 tonnes per day and the mill delivered a record of 27,000 tonnes per day, reaching the maximum monthly average throughput allowable under the existing mill permit. With both the mine and mill operating at capacity, the Company's efforts will now shift to focus on identifying additional opportunities to further optimize mine and mill productivities and unit cost performance.

Third Quarter and Recent Highlights

•
Total production for the third quarter was 115,536 gold equivalent (gold eq.) ounces (78,959 ounces of gold, 171,825 ounces of silver and 18.2 million pounds of copper), on track to achieve revised annual production guidance.

•	The Rainy River Mine produced 64,221 gold eq. ounces (63,004 ounces of gold and 102,814 ounces of silver) for the quarter, on track to achieve the mid-range of revised annual production guidance.
•	The New Afton Mine produced 51,315 gold eq. ounces (15,955 ounces of gold and 18.2 million pounds of copper) for the quarter, on track to achieve the mid-range of revised annual production guidance.
•
During the quarter, the Company completed the divestment of the Blackwater Project to Artemis Gold (“Artemis”) for total cash consideration of C$190 million. The initial cash payment of C$140 million was received during the quarter with the remaining C$50 million cash payment due on August 24, 2021. Under the terms of the agreement, the Company has retained an 8% gold stream and a 6% equity stake in Artemis. (Refer to the Company's June 24, 2020 and August 24, 2020 news releases for further information)

•
During the quarter, the Company completed the full redemption of its outstanding 6.25% senior notes due in 2022 that was funded from the proceeds of the $400 million senior notes offering that was completed on June 24, 2020. (Refer to the Company's June 24, 2020 and July 10, 2020 news releases for further information)

•	During the quarter, the Company transferred approximately $90 million in letters of credit related to mine closure costs to surety bonds, increasing the funds available under the credit facility.
•
On October 9, 2020, the Company extended its secured credit facility with a syndicate of 8 top-tier financial institutions. The facility will now mature on October 9, 2023 and has a new maximum borrowing limit of $350 million. (Additional details provided below)

•	At the end of the quarter, the Company had a cash position of $415 million and a strong liquidity position of approximately $720 million, based on the amended credit facility.
•
Mr. Eric Vinet has been promoted to Senior Vice President, Operations to be effective October 19, 2020. Eric joined New Gold in January 2019 as Vice President, Technical Services and most recently was the Interim General Manager at the Rainy River Mine where he led the successful repositioning of the operation for profitability and free cash flow generation.

"We are very pleased with the results from the Rainy River Mine as the operations met, or exceeded, target levels. Supported by the strong operational performance delivered in the quarter and with all deferred site construction capital substantially complete, the operation is well positioned to deliver on its life of mine plan that includes strong production growth at lower costs along with a significant and corresponding reduction in capital requirements." stated Renaud Adams, CEO. "Our improved operational performance has allowed New Gold to complete key corporate transactions during the year that supported the restructuring of our balance sheet and strengthened our liquidity position. As we enter the final quarter of the year, we will continue to build on the progress made during the year as we position the Company for the future and deliver free cash flow generation beginning in 2021."

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Consolidated Third Quarter Operational Results

	Q3 2020	9M 2020	2020 Revised Consolidated Guidance
Gold eq. production (ounces)[1]	115,536	317,050	415,000 - 455,000
Gold production (ounces)	78,959	210,043	284,000 - 304,000
Copper production (Mlbs)	18.2	53.6	65 - 75
Average realized gold price, per ounce[2]	1,613	1,532	-
Average realized copper price, per pound[2]	2.99	2.69	-
1.
Total gold eq. ounces include silver and copper produced (excluding production from the Cerro San Pedro Mine) converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold eq. ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.

2.	Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Mine Highlights

Rainy River Mine	Q3 2020	9M 2020	2020 Revised Guidance
Gold eq. production (ounces)[1]	64,221	164,960	225,000 - 235,000
Gold eq. sold (ounces)	61,726	163,137	-
Gold production (ounces)	63,004	162,185	222,000 - 232,000
Gold sold (ounces)	60,592	160,438	-
Average realized gold price, per ounce[2]	1,615	1,533	-
1. Gold eq. ounces for Rainy River in Q3 2020 includes 102,814 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Operating KPI’s

Rainy River Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	9M 2020
Tonnes mined per day (ore and waste)	118,404	127,684	126,512	145,701	133,344
Ore tonnes mined per day	18,712	26,012	23,101	36,515	28,572
Operating waste tonnes per day	73,702	75,596	72,575	62,818	70,302
Capitalized waste tonnes per day	25,990	26,077	30,836	46,368	34,471
Total waste tonnes per day	99,692	101,673	103,411	109,186	104,773
Strip ratio (waste: ore)	5.33	3.91	4.48	2.99	3.67
Tonnes milled per calendar day	21,980	18,441	23,880	26,998	23,121
Gold grade milled (g/t)	1.08	1.03	0.78	0.88	0.89
Gold recovery (%)	91	90	89	89	90
Mill availability (%)	88	91	90	90	90
Gold production (oz)	253,772	50,381	48,800	63,004	162,185
Gold eq. production[1] (oz)	257,051	51,106	49,633	64,221	164,960
1. Gold eq. ounces for Rainy River in Q3 2020 includes 102,814 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.

•	Following the approval by Health Canada, three rapid testing devices were procured to test for the COVID-19 virus as we continue to prioritize the safety and well-being of our employees and our local and Indigenous communities. Daily testing increased during the quarter to further enhance screening protocols, which have been instrumental in keeping the operation COVID-19 free.

•	For the third quarter, gold eq. production was 64,221 ounces (63,004 ounces of gold and 102,814 ounces of silver), well positioned to achieve the mid-range of revised annual production guidance as the overall grade is expected to continue to improve in the fourth quarter.

•	During the third quarter, the open pit mine continued to ramp-up towards our 2021 target capacity of 150,000 tonnes per day. Mine productivity increased by 15% over the prior quarter, averaging 145,701 tonnes per day, achieving 97% of the 2021 productivity target.

•	During the quarter, approximately 3.4 million ore tonnes and 10.0 million waste tonnes (including 4.3 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.99:1.

•	During the quarter, the mill achieved a record of 26,998 tonnes per day, reaching the maximum average allowable under the existing mill permit. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.88 grams per tonne at a gold recovery of 89%. Low grade ore continues to be stockpiled for future processing as part of the underground mine plan. Now that the mill has reached its maximum capacity, efforts will focus on additional optimization opportunities to increase recovery and unit cost performance. Mill availability for the quarter averaged 90%, in-line with plan.

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•	All key capital projects were substantially completed during the quarter, including the Stage 2 tailings dam raise, wick drain installation for stabilization of the east waste dump, commissioning of the maintenance and warehouse facilities as well as the water treatment train following the commissioning of the Biochemical Reactor (BCR2) that allows clean water effluent discharge. As previously disclosed, a small portion of the Tailings Management Area (TMA) construction as well as potentially other smaller projects that were originally scheduled for completion in 2021 are now planned for completion in 2020, thereby reducing planned capital requirements for 2021.

•	In the latter part of the quarter, drilling permits were received and an exploration drilling program will be launched during the fourth quarter that will initially focus on the northeast trend area, located approximately 18 kilometers northeast of the Rainy River Mine. The 8,000 metre drilling campaign has been designed in two phases and will test previously identified high priority targets.

New Afton Mine Operational Highlights

New Afton Mine	Q3 2020	9M 2020	2020 Revised Guidance
Gold eq. production (ounces) [1]	51,315	152,090	190,000 - 220,000
Gold eq. sold (ounces)	49,179	143,094	-
Gold production (ounces)	15,955	47,858	62,000 - 72,000
Gold sold (ounces)	15,168	44,948	-
Copper production (Mlbs)	18.2	53.6	65 - 75
Copper sold (Mlbs)	17.5	50.5	-
Average realized gold price, per ounce[2]	1,606	1,529	-
Average realized copper price, per pound[2]	2.99	2.69	-
1.      Gold eq. ounces for New Afton in Q3 2020 includes 18.2 million pounds of copper and 69,011 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

2. Refer to the “Non-GAAP Financial Performance Measures” section of this press release.

New Afton Operating KPI’s

New Afton Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	9M 2020
Tonnes mined per day (ore and waste)	15,620	16,727	15,358	17,249	16,448
Tonnes milled per calendar day	15,300	15,377	14,240	15,483	15,035
Gold grade milled (g/t)	0.47	0.45	0.46	0.44	0.45
Gold recovery (%)	82	81	81	80	80
Gold production (oz)	68,785	16,409	15,494	15,955	47,858
Copper grade milled (%)	0.78	0.73	0.72	0.71	0.72
Copper recovery (%)	83	82	83	82	82
Copper production (Mlbs)	79.4	18.5	16.9	18.2	53.6
Mill availability (%)	97	98	92	98	96
Gold eq. production[1] (oz)	229,091	52,329	48,446	51,315	152,090
1.      Gold eq. ounces for New Afton in Q3 2020 includes 18.2 million pounds of copper and 69,011 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

•	The mine produced 51,315 gold eq. ounces for the quarter (15,955 ounces of gold, and 18.2 million pounds of copper) and the operation remains well positioned to achieve the mid-range of revised annual production guidance.

•	During the quarter, total development towards the B3 and C-zone advanced by approximately 1,150 metres, achieving 92% of planned levels year to date.

•	The underground mine averaged 17,249 tonnes per day for the quarter, above original planned levels.

•	The mill averaged 15,483 tonnes per day for the quarter, in-line with plan, at an average gold and copper grade of 0.44 grams per tonne gold and 0.71% copper, respectively, with gold and copper recoveries of 80% and 82%, respectively.

•	As previously disclosed, the mill continues to process lower copper and gold grades than originally planned. Both the 2020 and 2021 mine plans incorporate multiple sources of mined ore, including extraction from the east and west caves and rehabilitation and pillar recoveries of medium-high grade. During the quarter, a new access point into the east cave recovery zone was completed supporting an initial average extraction rate of 1,400 tonnes per day, including a peak of 2,000 tonnes per day, with an ultimate target extraction rate of 4,000 tonnes per day.

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•	Capital projects continued to be advanced during the quarter, including the construction of the Thickened and Amended Tailings ("TAT") facility. Installation of the lime system was completed, and foundation piling work is in progress. Manufacturing of the thickener is currently underway and is expected to be delivered in Q1 2021.

•	During the quarter, a key portion of the water permit was received, and the Phase 1 permit for the Thickened and Amended Tailings is expected to be received in the fourth quarter. B3 permitting remains on schedule and submission of the C-zone permit is expected during the fourth quarter.

•	Approval for Phase 1 of the Cherry Creek Trend drilling program was recently received with drilling expected to be launched in the fourth quarter. The program will focus on drilling high priority targets defined by coincidental geochemical and geophysical anomalies. The objective of the 10,000 metre Phase 1 drilling campaign is to evaluate both near surface epithermal gold and underlying copper-gold system potential within the approximately 12 kilometre trend of the prospective structural corridor located approximately 3 kilometres west of the New Afton mill.

Credit Facility Highlights

On October 9, 2020, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions, including The Bank of Nova Scotia, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Toronto Dominion Bank, Bank of America N.A., Bank of Montreal, JP Morgan Chase Bank N.A., and National Bank of Canada. The amended and restated credit agreement extends the maturity date for the facility from August 14, 2021 to October 9, 2023 and modifies the maximum borrowing limit to $350 million from $400 million. All material financial covenants remain the same.

Third Quarter Conference Call and Webcast

The Company will host an earnings call and webcast on Thursday, November 5, 2020 at 08:30 AM Eastern Time to discuss the financial results. Details are provided below:

Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=669A87CE-F2EB-4685-A672-8B43399BEAFE

•	Participants may also listen to the conference call by calling toll free 1-833-350-1329, or 1-236-389-2426 outside of the U.S. and Canada.
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A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 7759268. An archived webcast will also be available until December 5, 2020 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: statements with respect to the Company’s plans to optimize mine and mill productivities and unit cost performance; statements with respect to the Company being able to achieve revised annual production guidance at the Rainy River Mine and the New Afton Mine; statements with respect to the cash payment and stream from the divestment of the Blackwater Project to Artemis; the timing of completion for capital projects at Rainy River Mine and the New Afton Mine; statements with respect to the timing and scope of the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek; and the timing of receipt of permits at the New Afton Mine.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; (12) the Company being able to release updated annual guidance on the timing described herein; (13) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (14) Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the timing described herein or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis not being able to make the remaining C$50 million cash payment due on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws

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Non-GAAP Financial Performance Measures

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

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